UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 4, 2018

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Yes ☐                No ☒

The information contained in this Report is incorporated by reference into the Registration Statements on Form S-8, File No. 333-147186, 333-202141 and 333-222002, and the related prospectuses.

Attached to this Report on Form 6-K as Exhibit 99.1 is an amendment (the “Amendment”) to the 2015 Equity Incentive Plan (the “Plan”) of Navios Maritime Holdings Inc. (the “Company”) adopted by the Company’s Board of Directors on November 16, 2018. The Amendment extends the duration of the plan to December 14, 2020.

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Second Amendment to Navios Maritime Holdings Inc. 2015 Equity Incentive Plan

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

/s/ Angeliki Frangou
By:	Angeliki Frangou Chief Executive Officer
Date:	December 4, 2018